UNAUDITED
COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

PROFIT AND LOSS COMPARISON
January - December 2016

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
INCOME		
Square Income	115,116.45	71,970.47
Total Income	**$115,116.45**	**$71,970.47**
GROSS PROFIT	**$115,116.45**	**$71,970.47**
EXPENSES		
Accountant & Attorney Fees	589.00	566.80
Advertising and Promotion	0.00	120.00
Interior & Exterior Signs	454.84	243.32
Internet & Social Media	2,004.05	1,679.88
Printed Materials	1,814.06	1,265.37
Promotional Sponsorship	50.00	0.00
Total Advertising and Promotion	**4,322.95**	**3,308.57**
Automobile Expense	183.94	32.00
Bank Fees	30.00	0.00
Building Material	1,204.47	495.74
Business Taxes,Licenses, and Permits	998.21	1,220.00
Cleaning or Snow Plowing Serv	1,717.45	1,782.50
Computer & Technology	2,669.28	971.29
Decor' Furniture & Equipment	0.00	93.33
Depreciation Expense	6,819.45	9,517.97
Donations & Complimentry Svs	330.50	295.85
Dues and Subscriptions	580.99	814.95
Education & Training	0.00	0.00
Employees	441.95	26.46
Owner	124.00	423.25
Total Education & Training	**565.95**	**449.71**
Insurance Expense	0.00	0.00
Property, Casualty, & Liability	509.00	516.00
Total Insurance Expense	**509.00**	**516.00**
Interest Expense	0.00	0.00
Interest to Credit Cards	346.18	893.03
Interest to Loans	1,289.36	1,672.92
Total Interest Expense	**1,635.54**	**2,565.95**
Massage Euipment	896.27	0.00
Massage Supplies	1,843.78	2,206.29
Meals and Entertainment	242.00	285.92
Mishandled Cash & Bad Checks	10.00	0.00
Office Equipment	1,132.00	566.85
Office Supplies	4,671.79	3,706.13
Online Software	1,682.56	1,208.36
Payroll Expenses	0.00	0.00
Contract Labor	200.00	350.00

	TOTAL	
	JAN - DEC 2016	JAN - DEC 2015 (PY)
Payroll Expenses (2014 -2017)	48,144.65	20,716.07
Payroll Taxes	5,670.10	2,103.84
Workers Comp Insurance	570.21	507.42
Total Payroll Expenses	**54,584.96**	**23,677.33**
Payroll Processing Fees	1,626.12	1,689.30
Postage & Shipping	197.15	157.02
Professional Consultants	0.00	225.00
Rent Expense	0.00	0.00
Groton, MA	1,069.00	0.00
Total Rent Expense	**1,069.00**	**0.00**
Repairs and Maintenance	1,114.00	50.00
Retail Sales Item Purchases	570.26	695.25
Sales Tax Expense	0.09	0.02
Square Expense	0.00	941.13
Square Fees	2,194.51	414.26
Subcontract Labor (deleted)	150.00	0.00
Telecommunications Expense	4,194.06	2,160.28
Uncategorized Expense	0.00	0.00
Uniforms	302.19	483.97
Total Expenses	**$98,637.47**	**$61,097.77**
NET OPERATING INCOME	**$16,478.98**	**$10,872.70**
OTHER EXPENSES		
Ask My Accountant	0.00	0.00
Total Other Expenses	**$0.00**	**$0.00**
NET OTHER INCOME	**$0.00**	**$0.00**
NET INCOME	**$16,478.98**	**$10,872.70**

UNAUDITED
COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

BALANCE SHEET COMPARISON
As of December 31, 2016

	TOTAL	
	AS OF DEC 31, 2016	AS OF DEC 31, 2015 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Gift Certificate Acct - Commerce Bank	11,585.00	6,655.00
Operating Acct - Commerce Bank	8,244.46	6,346.89
Tips Cash	0.00	0.00
Total Bank Accounts	**$19,829.46**	**$13,001.89**
Accounts Receivable		
Accounts Receivable	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Petty Cash for Register	468.00	468.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$468.00**	**$468.00**
Total Current Assets	**$20,297.46**	**$13,469.89**
Fixed Assets	**$18,444.80**	**$25,264.25**
Other Assets		
Trademark-Federal for Compassion Massage	1,446.10	0.00
Total Other Assets	**$1,446.10**	**$0.00**
TOTAL ASSETS	**$40,188.36**	**$38,734.14**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Blue for Business	1,946.81	4,691.89
Total Credit Cards	**$1,946.81**	**$4,691.89**
Other Current Liabilities		
Due to Owner	0.00	0.00
Gift Certificates	11,470.00	6,605.00
Payroll Liabilities	0.00	0.00
Sales Tax Agency Payable	0.00	0.00
Square Sales Tax Payable	17.58	11.54
Sales Tax Payable	0.00	34.01
Total Square Sales Tax Payable	**17.58**	**45.55**
Total Other Current Liabilities	**$11,487.58**	**$6,650.55**
Total Current Liabilities	**$13,434.39**	**$11,342.44**
Long-Term Liabilities		
Commerce Bank Intrst Only Loan	21,253.29	30,000.00
Total Long-Term Liabilities	**$21,253.29**	**$30,000.00**
Total Liabilities	**$34,687.68**	**$41,342.44**

	TOTAL	
	AS OF DEC 31, 2016	AS OF DEC 31, 2015 (PY)
Equity		
Cathrine Thibault Paid in Capital	11,060.00	11,060.00
Cathrine Thibault Personal Equipment & Resource Contribution	23,088.10	23,088.10
Owners Contributions/Draw	-24,767.13	-16,397.13
Retained Earnings	-20,359.27	-31,231.97
Net Income	16,478.98	10,872.70
Total Equity	**$5,500.68**	**$ -2,608.30**
TOTAL LIABILITIES AND EQUITY	**$40,188.36**	**$38,734.14**

UNAUDITED
COMPASSION MASSAGE THERAPEUTIC CLINIC LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	16,478.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	0.00
Petty Cash for Register	0.00
Blue for Business	-2,745.08
Gift Certificates	4,865.00
Payroll Liabilities	0.00
Square Sales Tax Payable	6.04
Square Sales Tax Payable:Sales Tax Payable	-34.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,091.95**
Net cash provided by operating activities	**$18,570.93**
INVESTING ACTIVITIES	
Building & Structural Material:Accum Depn - Building & Struc	2,139.07
Computer & Technology Equipment:Accum Depn - Computer & Tech	1,974.90
Furniture and Equipment:Decorative Furniture:Accum Depn - Decorative Furn	791.50
Furniture and Equipment:Non Furniture Equipment:Accum Depn - Non Furniture Eq	698.56
Furniture and Equipment:Office Furniture:Accum Depn - Office Furn	442.65
Massage Equipment:Accum Depn - Massage Equip	772.77
Trademark-Federal for Compassion Massage	-1,446.10
Net cash provided by investing activities	**$5,373.35**
FINANCING ACTIVITIES	
Commerce Bank Intrst Only Loan	-8,746.71
Owners Contributions/Draw	-8,370.00
Net cash provided by financing activities	**$ -17,116.71**
NET CASH INCREASE FOR PERIOD	**$6,827.57**
CASH AT BEGINNING OF PERIOD	13,001.89
CASH AT END OF PERIOD	**$19,829.46**



NOTES TO FINANCIAL STATEMENT (UNAUDITED) December 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Compassion Massage Therapeutic Clinic ("The Company") is a limited liability company organized under the laws of the Commonwealth of Massachusetts. The Company sells the service of therapeutic massage sessions in its facility. The Company specializes in advanced massage therapy treatments such as orthopedic massage, oncology massage, sports massage, and prenatal/postpartum massage. In addition, The Company sells a small line of retail products that complement its massage therapy services. The Company also provides mobile massage therapy services at off-site events.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of The Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as the basis for its fiscal/reporting year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

The Company's current operations are self-sustainable in its current location. However, to make the planned expansion into a second location in 2018, additional funds from investment and bank loans will be required. If The Company does not secure the funds planned for in this business plan it will not be able to make the planned expansion.

Revenue Recognition

The Company recognizes when: (1) upon the sale of a massage services or retail products. (2) Gift card sales are recorded as unearned revenue upon initial sale and placed as an asset on the balance sheet in a separate bank account from the operating account and as a liability on the balance sheet in the Gift Card account. Gift card revenue is recognized when it is rendered to pay for services or products.

1137 Main Street
Leominster, MA 01453
978-534-0101

info@CompassionMassage.com



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Rent

The Company occupies 1,200 sq. ft. of commercial office space on the first floor of the owner's home, zoned for residential home business use. The Company does not pay lease payments currently for use of the space. In 2016 The Company explored a partnership with another practitioner in the practitioner's space in the town of Groton Massachusetts. The partnership between the The Company and the practitioner only lasted four months, this is why there is rent expense on the 2016 P&L. Rent was paid to the practioner for the four months in which The Company occupied the practitioner's space.

Income Tax

As a single member Limited Liability Company (LLC), The Company is considered a "disregarded entity" by the Internal Revenue Services (IRS). Thus, all profits are subject to taxation on the owner's personal income tax.

Debt

The Company currently has no business loans or credit lines. The Company maintains a business credit card for month to month operational expenses. Presently, of the filing of this form the company maintains one business credit card with a revolving balance of $500 +/- each month and an availability of $6,000.